Filed by Lennar Corporation

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Lennar Corporation

Commission File No.: 1-11749

Lennar Announces Extension of Expiration Date of Exchange Offer

MIAMI, Oct. 31, 2025 /PRNewswire/ — Lennar Corporation (NYSE: LEN and LEN.B) (“Lennar”) announced today that as a result of the ongoing U.S. federal government shutdown, it is extending the expiration date for its previously announced offer to exchange the approximately 20% it owns of the total outstanding shares of Millrose Properties, Inc. (NYSE: MRP) (“Millrose”) for outstanding shares of Lennar Class A common stock (the “Exchange Offer”). The Exchange Offer, which had been scheduled to expire at 12:00 midnight, New York City time, on November 7, 2025, will now expire at 12:00 midnight, New York City time, on November 14, 2025 (the “Expiration Date”).

The revision to the timeline has arisen because the Exchange Offer cannot be completed until the registration statement on Form S-4 filed by Millrose with the Securities and Exchange Commission (“SEC”) in connection with the Exchange Offer (the “Registration Statement”) becomes effective, and during the current U.S. federal government shutdown the SEC is not declaring Registration Statements effective. The potential for this extension was included in Lennar’s press release published on October 10, 2025 and the Registration Statement.

If the SEC does not declare the Registration Statement effective by the Expiration Date, Lennar will have to further extend the Exchange Offer or terminate it without accepting tendered shares.

If the shutdown is still in effect on November 7, 2025, Lennar will announce by 11:59 pm on November 7, 2025 whether it will (1) further extend the Exchange Offer and, if so, the further extended expiration date, or (2) terminate the Exchange Offer.

All other terms, provisions and conditions of the Exchange Offer will remain in full force and effect. Lennar reserves the right to terminate, withdraw, amend or further extend the Exchange Offer at any time.

About Lennar

Lennar Corporation, founded in 1954, is one of the nation’s leading builders of quality homes for all generations. Lennar builds affordable, move-up and active adult homes primarily under the Lennar brand name. Lennar’s Financial Services segment provides mortgage financing, title and closing services primarily for buyers of Lennar’s homes and, through LMF Commercial, originates mortgage loans secured primarily by commercial real estate properties throughout the United States. Lennar’s Multifamily segment is a nationwide developer of high-quality multifamily rental properties. LENX drives Lennar’s technology, innovation and strategic investments.

Forward-Looking Statements

This communication contains certain statements about Lennar and Millrose that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Lennar’s and Millrose’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lennar and Millrose of the Exchange Offer, the anticipated timing and benefits of the Exchange Offer, Lennar’s and Millrose’s anticipated financial results, and other statements that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lennar’s and Millrose’s respective periodic reports filed from time to time with the SEC, the Registration Statement relating to the Exchange Offer and the Prospectus forming a part of it, the Schedule TO and other Exchange Offer documents filed by Lennar or Millrose, as applicable, with the SEC. Additionally, the possibility that the ongoing U.S federal government shutdown will cause the SEC not to be able to declare the Registration Statement effective before the expected expiration of the Exchange Offer may cause the anticipated timing and completion of the Exchange Offer to differ materially from what is described in this press release. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lennar nor Millrose undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the Exchange Offer. Millrose has filed with the SEC a Registration Statement on Form S-4 that includes the Prospectus. The Exchange Offer is made solely by the Prospectus. The Prospectus contains important information about the Exchange Offer, Lennar, Millrose and related matters, and Lennar will deliver the Prospectus to holders of Lennar Class A common stock. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lennar, Millrose or any of their respective directors or officers or the dealer managers appointed with respect to the Exchange Offer makes any recommendation as to whether you should participate in the Exchange Offer.

Lennar has filed with the SEC a Schedule TO, as amended on October 24, 2025, which contains important information about the Exchange Offer.

Holders of Lennar Class A common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Lennar and Millrose file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Lennar Class A common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.envisionreports.com/lennarexchange.

Lennar has retained Georgeson LLC as the information agent for the Exchange Offer. To obtain copies of the Prospectus and related documents, or for questions about the terms of the Exchange Offer or how to participate, you may contact the information agent at +1 (888) 624-7035 (toll-free for stockholders, banks and brokers) or +1 (218) 209-2908 (all others outside the United States and Canada).

Contact:

Ian Frazer

Investor Relations

Lennar Corporation

(305) 485-4129

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